





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 West Shaker Circle
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Henry 262-241-8135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick A. Henry _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FIMCO Securities Group, Inc _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President PRESIDENT

Title



Notary Public



MICHAEL EINSPORN
My Commission Expires
May 14, 2024
St. Louis County
Commission #12342825

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO Securities Group, Inc

Financial Statements and Supplementary Information

December 31, 2020

FIMCO SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2020

TABLE OF CONTENTS

	Page
SEC Form X-17A-5	1 - 2
Report of Independent Registered Public Accounting Firm	3 – 4
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 – 11
Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregate Indebtedness	12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3	13
Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3	13
Report of Independent Registered Public Accounting Firm	14
Exemption Report	15



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **FIMCO Securities Group, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
March 31, 2021

FIMCO SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets:		
Cash	$	13,841
Commissions Receivable		37,154
Other Assets		335
Total Assets	$	51,330
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts Payable	$	500
PPP Loan		25,000
Total Liabilites		25,500
Stockholder's Equity:		
Common Stock: $.01 Par Value, 9,000 Shares Authorized, 100 Shares Issued and Outstanding		1
Additional Paid-in-Capital		269,548
Retained (Deficit)		(243,719)
Total Stockholder's Equity		25,830
Total Liabilities and Stockholder's Equity	$	51,330

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2020

Revenues:		
Commission Income	$	145,002
Other		71
Total Revenues		145,073
Operating Expenses:		
Regulatory Fees and Expenses		8,445
Professional Fees		24,596
General and Administrative		670
Total Operating Expenses		33,711
Net Income	$	111,362

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2020

	Common Stock		Additional Paid in Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2020	100	$ 1	269,548	(221,078)	48,471
Distributions	-	-	-	(134,003)	(134,003)
Net Income	-	-	-	111,362	111,362
Balance, December 31, 2020	100	$ 1	$ 269,548	$ (243,719)	$ 25,830

See accompanying notes.

FIMCO SECURITIES GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities:	
Net Income	111,362
Effects of Changes in Operating Assets and Liabilities:	
Commissions Receivable	(3,010)
Other Assets	14,500
Accounts Payable	(7,590)
Net Cash Provided by Operating Activities	115,262
Cash Flows from Financing Activities:	
Distributions to Stockholder	(134,003)
PPP Loan	25,000
Net Cash Used in Financing Activities	(109,003)
Net Increase in Cash	6,259
Cash at Beginning of Year	7,582
Cash at End of Year	$ 13,841

See accompanying notes.

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the "Company") was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Receivable

Commissions receivable consist of 12b-1 fees. An allowance for uncollectible receivables is not considered necessary as the Company collects all amounts in the subsequent month.

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Income Taxes

The Company's earnings are taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as tax expense. The Company is no longer subject to U.S. and Wisconsin income tax examinations for years ending before December 31, 2017.

2. Revenue from Contracts with Customers

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements

December 31, 2020

12b-1 Fee Income

The Company earns 12b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregation of Revenue

Based on the Company's revenue for the year ended December 31, 2020, no further disaggregation of revenues is deemed necessary as all revenue streams were similar in nature.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital deficiency of -$11,659. The ratio of aggregate indebtedness was -2.19 to 1. The Company notified FINRA on March 30, 2021 of the deficiency. The Company came back into compliance the next month.

4. Regulatory Exams

The Company is periodically subject to examination of its operations by various regulatory agencies. At December 31, 2019, the Company was subject to an ongoing regulatory exam with FINRA. The matter was resolved in January 2020, with a $5,000 fine and censure that was paid in February 2020. In anticipation of this fine, the Company transferred $15,200 in October 2019 to its CRD account, of which $14,835 is reflected in Other Assets on Statement of Financial Condition. In February 2020, the Company received a refund of $14,500.

5. Related Party

The Company's principal place of operations is the stockholder's primary residence. The stockholder does not charge the Company occupancy or other operating expenses. The Company has made payments to Mark Henry, a related party to the sole stockholder Fred Henry, for assistance with regulatory reporting requirements.

6. PPP Loans

On April 30, 2020, the Company entered into a Promissory Note dated April 30, 2020 (the "PPP Note") with Associated Bank National Association as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $25,000 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

Notes to Financial Statements

December 31, 2020

In March 2021, the Company became aware that based on the provisions of CARES Act, the Company did not have qualifying payroll or rent expenses. Therefore, the entire balance is not eligible for forgiveness. The Company will be required to repay the loan in accordance with the provisions of the PPP Note. The interest rate on the PPP Note is a fixed rate of 1% per annum. The PPP Note matures in two years. No payments have yet been made on the PPP Note.

The PPP Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the PPP Note.

FIMCO SECURITIES GROUP, INC.

Notes to Financial Statements

Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregate Indebtedness
December 31, 2020

Computation of Net Capital:		
Stockholder's equity	$	25,830
Less Non-Allowable Assets:		
Commissions Receivable		(37,154)
CRD Deposit		(335)
Total Non-Allowable Assets		(37,489)
Net Capital (Deficiency)	$	(11,659)
Aggregate Indebtedness:		
Total Aggregate Indebtedness-Total Liabilities	$	25,500
Computation of Basic Net Capital Requiremnet:		
Minimim Net Capital Required	$	5,000
Excess (Deficit) Net Capital	$	(16,659)
Ratio of Aggregate Indebtedness to Net Capital		(2.19)

There are no material differences between the Company's Net Capital per above and the amounts reported in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2020, as amended on March 30, 2021.

FIMCO SECURITIES GROUP, INC.

**Schedule II and III: Computation for Determination of Reserve Requirements and Information
Relating to Possession and Control Requirements Under Rule 15c3-3**
December 31, 2020

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FIMCO Securities Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
March 31, 2021

FIMCO SECURITIES GROUP, INC.'S EXEMPTION REPORT

FIMCO Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1), and the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

FIMCO Securities Group, Inc.

I, <u>Frederick A. Henry</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Frederick A. Henry
President